Exhibit 99.1

Sinovac Commences Legal Proceedings to Nullify Filings Bearing a Falsified Company Seal and Forged Board Member Signatures

October 15, 2018 08:02 PM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--Senior management of Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company") and the lawful directors of Sinovac Hong Kong have commenced legal proceedings in the High Court of the Hong Kong Special Administrative Region to nullify and remove forged documents that were illegally filed with the Hong Kong Companies Registry in respect of Sinovac Biotech (Hong Kong) Limited (“Sinovac HK”) and with the Industry and Commerce Bureau of Beijing in respect of Sinovac Biotech Co., Ltd. (“Sinovac Beijing”). In addition, in the High Court of Justice in Antigua and Barbuda, the Company has petitioned for 1Globe Capital LLC (“1Globe”) to be restrained from making any attempt to take control of the company or in any other way undermine the court’s authority in the existing litigation between 1Globe and the Company.

As described in a previous press release http://www.sinovacbio.com/?optionid=754&auto_id=874, Sinovac Biotech Ltd. became aware Monday October 8, 2018 that unauthorized changes have been made to the Hong Kong Companies Registry for Sinovac Biotech (Hong Kong) Limited (“Sinovac HK”) and that unauthorized changes have been made to the Industry and Commerce Bureau of Beijing for Sinovac Biotech Co., Ltd. (“Sinovac Beijing”).

The Board of Directors and management of publicly traded Sinovac Biotech Ltd., which remain unchanged by the actions of Sinobioway and the Dissident Shareholders, are closely monitoring these unauthorized actions purportedly taken at Sinovac HK and Sinovac Beijing and continue to comply with their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world and create shareholder value. Furthermore, the Board of Directors and management of Sinovac are vigorously protecting the rights of all shareholders in all applicable courts.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts

Investors:
Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com
or
ICR
Bill Zima
Tel: +1-646-308-1707
Email: william.zima@icrinc.com
or
Media:
Abernathy MacGregor
Sheila Ennis
Tel: +1-415-745-3294
Email: sbe@abmac.com
or
China Media:
ICR
Edmond Lococo
Tel: +86-10-6583-7510
Email: Edmond.Lococo@icrinc.com